Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-194666

AccuShares Trust I

AccuShares Spot CBOE VIX Fund (VXUP and VXDN)

Supplement dated August 24, 2016

to the

Prospectus, dated June 16, 2016

On August 24, 2016, AccuShares Investment Management, LLC (“AIM”), sponsor to the AccuShares Spot CBOE VIX Fund (“Fund”), determined to liquidate and terminate the Fund. Due to the Fund’s assets remaining small and the expectation that the assets of the Fund will not grow sufficiently in the foreseeable future, AIM believes that it is in the best interests of the Fund and its shareholders for the Fund’s business and operations not to continue.

As of the close of regular trading on the NASDAQ stock market (“NASDAQ”) on September 8, 2016 (“Closing Date”), the shares of each class of the Fund will cease trading on the NASDAQ and will be closed to purchases by investors. Effective immediately, the Fund no longer will accept creation orders. Shareholders may sell their holdings in the Fund prior to the close of regular trading on the Closing Date and customary brokerage charges may apply to these transactions. Prior to the Closing Date, the Fund will be in the process of winding up its operations in an orderly fashion.

On or about September 8, 2016, the Fund will declare cash distributions and the Fund will distribute cash pro rata based on respective Share Class Values to all remaining shareholders who have not previously redeemed their shares. These distributions are taxable events. These payments to shareholders will include Net Investment Income, if any. Once the distributions are complete, the Fund will terminate.

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The foregoing change has been incorporated into the AccuShares Spot CBOE VIX Fund Prospectus dated June 16, 2016, currently available on Sponsor’s website (http://www.accushares.com) as of the date of this supplement. If you have any questions, please write us at 300 First Stamford Place, 4th Floor East, Stamford, CT 06902.

Please retain this supplement with your AccuShares Spot CBOE VIX Fund Prospectus for your reference.